October 15, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: NL One Corporation

Response to Staff Letter September 30, 2014

Form S-1

Filed September 3, 2014

File No. 333-198528

To the men and women of the SEC:

On behalf of NL One Corporation (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 30, 2014 addressed to Mr. Jeffrey DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on September 3, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

S-1 Facing Page

1. Please indicate on this page if any of the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

COMPANY RESPONSE

We have indicated on this page if any of the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Prospectus Cover Page

2. We note that information required on the prospectus cover page is instead spread over four pages of the prospectus. Please present the required information on a single prospectus cover page. Refer to Regulation S-K, Item 501(b).

COMPANY RESPONSE

We have combined the first two pages of the prospectus and also combined page 3 and 4. The page numbering has been amended, with the prospectus cover page unnumbered and the second page technically beginning as page 1. The company feels that in accordance with Regulation S-K, Item 501 (b) that this information is now easily understandable to all and contains the required information. Subsequent page numbers have been adjusted accordingly.

3. Please revise to clarify whether you intend to quote your common stock on the OTC Bulletin Board or the OTC Markets. If you are planning to quote on the OTC Markets, please also revise to disclose the applicable tier.

COMPANY RESPONSE

We have amended and clarified on page one to indicate that the company plans to become listed on the OTCQB and this has change has also been made on every other page where OTC was mentioned (1, 3, 17, 18, 19) to clarify that we intend to get trading on the OTCQB of the OTC Markets.

4. We refer to the final paragraph on page 4. Please tell us what information you have referred investors to outside of the prospectus.

COMPANY RESPONSE

We have amended what is now page one to read “You should rely only on the information contained in this Prospectus and the information we may refer you to” from the previous ‘have referred to you’. The company has not provided any outside information to potential investors and has no definitive plans to do so, however we feel that during the offering there may be a need to provide investors, on a case by case basis, with added clarification that is not contained within this prospectus.

Our Company, page 5

5. Please revise to disclose, if true, that you have no assets. We note your disclosure on page 9 indicating that the Company has been “temporarily dormant due to a lack of funding.” Please add a risk factor disclosure describing the dormancy, including its duration and the impact on your ability to successfully resume operations.

COMPANY RESPONSE

The following was added on page 2 “Our Company”: We have filed provisional patents and we believe there is an inherent value in them despite the fact they have not been approved and do not carry with them any tangible value. Otherwise the Company has no assets.

The company has added the risk factor on page 7:

The Company has been dormant for around two years until recently with the change in ownership of the Company.

Due to the former President’s declining health the company became dormant for a significant period of time. Following the transfer of the company the new President has faced several difficulties in getting the company back in good standing and successfully resuming operations. The company has since withdrawn the previous S-1 Registration Statement from the SEC database and has had to begin anew. We are also in the process of overseeing the recent resubmission of the provisional patents that were each filed on May 20, 2014. While a best efforts effort is taking place to resume operations there can be no absolute guarantee that the company will be successful due to the long period of dormancy that proceeded the current owner’s acquisition.”

6. We note your disclosures on page 27. Please revise to disclose the April 29, 2014 change in control, including the amount paid by Mr. Thomas DeNunzio. Please also revise to disclose the August 18, 2014 share issuance to Mr. Thomas DeNunzio.

COMPANY RESPONSE

We have added the previous mentioned disclosures on page 2 “Our Company”.

7. Please revise to clarify briefly how you are “involved” in the development of fiber optic and electronic technologies. In this regard, your disclosure in the same paragraph says that you have not begun development yet. Also, provide us your basis for referring to the existence of “Company technology” and/or “our technology.” To the extent that the steps you have taken are limited to the filing of a provisional patent, please revise to disclose this point in your Summary.

COMPANY RESPONSE

We have clarified the above on page 2. Page 2 now reads: “We are not currently involved in the research and development of fiber optic and electronic technologies to monitor a health care patient’s blood glucose levels, and for monitoring intravenous injection sites for infiltration of medication into tissue surrounding an intravenous injection site.

We will only begin actual research and development to further our provisional patents we have filed when our offering has concluded and if we are at a stage where we feel it is financially feasible to do so. If we are not able to acquire enough funds to get such operations underway there is a possibility we will have to cease operations, suspend operations, or liquidate our assets. The Company technology, for the purposes of this Registration Statement, refers to the provisional patents that we have submitted. While the Company’s technology currently resides primarily in the health care blood and tissue monitoring field, our business model comprises the expansion of our existing technologies to other fields which we have not yet identified, as well as the development of new technologies through a comprehensive research and development program as well as through strategic acquisitions.  As of the date of this Prospectus, development of our technologies into viable working products has not begun.”

8. We note your disclosure in the final paragraph on page 5 concerning prior capital contributions by Jeffrey DeNunzio. Please tell us what capital contributions he has made and where these contributions are reflected in your disclosures.

COMPANY RESPONSE

On page 2 (formerly page 5) we have deleted reference to Jeffrey DeNunzio regarding his capital contributions because he has not made any thus far. This was a clerical error on the Company’s part.

Termination of the Offering, page 7

9. Please describe the procedure by which the offering may be extended beyond, or terminated before, 180 days, including what factors you will consider and how investors will be notified of such changes.

COMPANY RESPONSE

The following was added on what is now page 4: The following factors are a few examples that may result in the Company extending the offering past its allotted 180 days or terminating it at an earlier date: lack of funds, other company obligations, appointment of new officers or board members etc.

A meeting of the Company’s board of directors will take place should the offering be terminated before 180 days or extended past the 180 day period. If in the meeting it is approved to either terminate or extend the offering Investors will be notified through an 8-K that the Company will file on the Edgar Database.

Emerging Growth Company, page 8

10. Please also supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE

There is no material that we provide to investors as we are not excepting investments at this point in time. There are also no research reports about our Company that we are aware of and at this time we have not enlisted or intend to enlist any broker or dealer.

11. Please revise to disclose all material terms of the informal agreement with Jeffrey DeNunzio to advance funds to pay for the company’s offering costs, filing fees, and professional fees. Include in your disclosure any understandings regarding the interest rate and repayment date. Please also disclose in greater detail what happens in the event that Jeffrey DeNunzio does not advance the funds necessary to meet the offering costs, filing fees, and professional fees.

COMPANY RESPONSE

There have been two additional sentences added for clarification purposes in relation to this comment on what is now page 10. The first sentence reads as follows: “There are no interest rates or repayment dates attached to these funds, should he provide them.” The second is: “In the event that Jeffrey DeNunzio, or Thomas DeNunzio, does not advance funds to the company for these fees then we may be forced to suspend activities, cease operations altogether, and/or liquidate assets.” We feel that these clarifications make the terms of Jeffrey DeNunzio’s potential advancement of funds to the company much clearer. Additionally it has been added on that page that there is an identical agreement in place regarding potential contributions by Thomas DeNunzio. His omission previously was a clerical error. More information on this can be found in our response to comment 17.

12. Please also tell us what “offering costs” you will incur and where they are reflected in your Item 13 disclosures on page 28.

COMPANY RESPONSE

Offering Costs are those reflected on what is now page 26. These include the SEC Registration Fee, Auditor Fees and Expenses, Legal Fees and Expenses, and lastly Edgar Fees. These previous costs were added to page 10.

13. We note your disclosure on pages 18, 19, 24 and elsewhere addressing your plans to develop technologies, including the use of third-party engineering firms and hiring employees. In light of your current liquidity position, the lack of any capital resources as of June 30, 2014 and the dormancy of your operations, please revise to discuss known material trends concerning costs associated with developing the technologies you reference and your ability and plans to fund these costs. To the extent that you require a certain amount of funds to operate the business, please disclose.

Risk Factors, page 10

COMPANY RESPONSE

On what is now page 15 the company feels that we have addressed the above comment. We have also included this same paragraph on what is now page 5. The explanation is written as follows: “The cost to utilize third party development engineering firms such as previously mentioned cannot be accurately forecasted as product development is extremely variable. Only when we hire a firm and they directly start creating our products will be be able to better understand exactly how much it will cost. We do however, estimate this cost to be upwards of over $300,000 as there will be the need to create prototypes, carry out testing, and consistently make design modifications to the product until a final product is in place that may be viable for use in the marketplace. At this time the Company does not have the funds to move forward with the hiring of third party development engineering firms to carry out the previously mentioned tasks however, the Company hopes through acquiring future investors it will indeed have the funds.”

14. Please refer to Regulation S-K, Item 503(c) and revise so that your risk factor disclosure immediately follows your Summary disclosure.

COMPANY RESPONSE

We moved management’s discussion and analysis behind risk factors. This means that risk factors now begins on page 6, immediately following our summary section on page 5, and management’s discussion and analysis is now on page 10.

15. Please tell us whether you intend to register your common stock under Section 12(g) of the Exchange Act before this Form S-1 is effective. If you do not intend to register your common stock under Section 12(g), please add a risk factor to explain the effect of the automatic reporting suspension in Section 15(d) of the Exchange Act as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

COMPANY RESPONSE

We intend to register the shares of common stock herein under Section 12(g) of the Exchange Act.

Description of Business, page 14

16. Please revise to disclose whether any devices have been developed or marketed which provide for non-invasive continuous or automatic monitoring of glucose.

COMPANY RESPONSE

We added “in a reliable, consistent manner” to the first sentence of the third paragraph on page 13.

We have also added in the following on the same page:

Thus far we have not developed or marketed a physical product for our own non-invasive glucose monitor however, it should be noted that other Companies such as Cygnus Inc. have made attempts to create a non invasive glucose monitor but have been unable to develop and market a reliable, consistent device that has become widely used today.

Utilizing electrical pulses Cygnus Inc. attempted to release a non-invasive glucose monitor into the market but proved unsuccessful in maintaining sales as their product became well known for inconsistent results and values given to the users of the monitors. The product that Cygnus Inc. released into the market was known as the “Glucowatch”. There is also speculation that Apple, Inc. may one day release a similar more advanced product into the marketplace relating to non-invasive glucose monitoring.

17. We note your disclosures on page 27 concerning the issuance of a substantial number of shares to Mr. Thomas DeNunzio for services rendered in developing the Company’s business plan; however, it is unclear whether you have discussed the substance of this business plan in the registration statement. In this regard, we refer to the Form S-1/A (333-165538) that was filed in October 2010 and note that it is unclear how the direction of the business differs, if at all, from the business undertaken by prior management four years ago. Please revise or advise. Also, please file the written agreement or a summary of the oral agreement concerning the services provided by Mr. Thomas DeNunzio.

COMPANY RESPONSE

We added that we plan on making patent acquisitions and entering into licensing and sublicensing agreements with vendors and manufacturers. Our strategy of acquiring patents that cover a wide-range of subject matter may allow us to achieve diversity within our patent asset portfolio.  We believe we can monetize our patents through actively managed concurrent licensing campaigns. We may enter into product development agreements or similar agreements for the development of patents. This information can be seen on page 11.

Mr. Thomas DeNunzio, our largest shareholder, does not have any written agreement with us but has orally stated, but not guaranteed, that he will help us fund operations through capital contributions or loans. These funds may be used by us to pay for capital expenditures and general corporate purposes necessary to develop our business plan. We plan on seeking other sources of financing, but if Mr. Thomas DeNunzio (and/or Jeffrey DeNunzio) fails to provide us with funds there is a significant chance that we may have to suspend activities, cease operations altogether, and/or liquidate assets. In every location where it was mentioned that Jeffrey DeNunzio orally stated, but not guaranteed, he would loan funds it was added that Thomas DeNunzio would do the same. This information should have originally been in the registration statement; its omission was a clerical error. These are the pages where Thomas DeNunzio was added: 8,10,22.

18. Please disclose, as applicable, whether the technology is a concept for which no substantial steps have been taken to develop. Are the functions you describe merely theoretical? If so, please:

-revise substantially to clarify and to remove the implications that the functions you describe are proven; for example, we note your disclosure on page 16 that fullerenes can act as a biochemical switch and the switch will trigger an alarm.

-tell us, with a view toward disclosure, the basis for the theory and how you have concluded that the disclosure regarding your planned products is reasonable.

COMPANY RESPONSE

We have added the following to “Description of Business”:

While we do not have a physical prototype of either of our inventions we would not classify them as theoretical in the sense that they are unrealistic or unable to be materialized in actual working form. The science behind both of our inventions is quite logical, realistic and the challenge for our Company really lies in being able to efficiently and consistently create a device that is consistently accurate, able to utilize fullerene as a biochemical switch, comfortable to wear, unobtrusive to surrounding skin tissue, and easy to use for the user.

It is widely accepted knowledge among those familiar with diabetes, or in the medical field, that hyperglycemia is preceded by a vast increases in dryness of the skin, lack of perspiration, and other symptoms of dryness. Similarly, hypoglycemia is in many cases generally preceded by perspiration of the skin. Because of this, our desire to use perspiration levels to detect hyperglycemia and hypoglycemia do not seem implausible.

Our device is anticipated to measure perspiration levels and fullerene is anticipated to relay these results through a chemical charge to the motherboard of the device so that the user can read the results of the device. We do however see the challenge in having the fullerene react in a way with the perspiration of the user to send accurate data to motherboard, ultimately the user. Because of this we have removed “can” on what is now page 13. The section now reads: If we are successful in our development we hope to have the device use a sensor which will contain a bio-chemical switch known as a fullerene, which will (if we are successful in development) trigger an alarm when a patient becomes hyperglycemic or hypoglycemic. Fullerenes are large carbon molecules that may be able to act as a bio-chemical switch. Fullerenes are not consistently proven to or proven to act in any way as a bio-chemical switch but we hope through development to discover a way to make this possible so they can act as a consistent biochemical switch.

Selling Shareholders, page 21

19. Please provide us your analysis of whether this offering is on behalf of the issuer. For guidance, please see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on the Commission’s web site.

COMPANY RESPONSE

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"). The Company has reviewed Staff's historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 ("C&DI 612.09"), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. C&DI 612.09 states in relevant part, "It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer." We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background: The selling shareholders less Mr. Thomas DeNunzio, Mr. Jeffrey DeNunzio (the "DeNunzios" and Mr. Paul Moody ("Moody') have held their shares since 2009. The Shares were issued in a private placement exempt from registration under the Securities Act and constitute restricted securities under the Securities Act.

As previously disclosed in the Company's S-1 registration agreement, filed with the SEC on September 3, 2014, our former director and majority control shareholder Ms. Diane Harder was party to a share purchase agreement (the "SPA") that closed on April 29, 2014 (the "Closing Date"). Pursuant to this transaction, (1) the Purchaser, Thomas DeNunzio indirectly purchased from the Company through Ms. Harder 20,008,000 shares of our Common Stock (the "Initial Shares") representing a controlling interest, and (2) an additional 314,000,000 shares of common stock were subsequently issued to Thomas DeNunzio in exchange for his business contacts and intention to fund our business plan.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 134,000,000 Shares to be registered for resale under the Registration Statement, include (i) 14,882,000 Initial Shares issued to the Selling Stockholders less the DeNunzios' and Moody in August of 2009 and (ii) 334,008,000 Shares issued to Mr. Thomas DeNunzio on August 18, 2014 of which we are registering 119,118,000 Shares. Thus, as of the date of this letter, the 14,882,000 Initial Shares have been held by the Selling Stockholders less the DeNunzios' and Moody for over five years and the 119,118,000 Shares have been held by the Selling Stockholders, the DeNunzios' and Moody for one month. The issuance of the 14,882,000 Shares by the Selling Stockholders less the DeNunzios' and Moody were issued pursuant to a Regulation D 506 exempt offering. The issuance of 334,008,000 Shares to Mr. Thomas DeNunzio and the issuance of 1000 shares to Mr. Jeffrey DeNunzio and Mr. Paul Moody was exempt from registration under Section 4(2) of the Securities Act. The Company believes that the Selling Stockholders will likely need to continue to bear the market risk of all their investment because it could be difficult for them to ever sell their shares since a public market place for the Shares does not exist and may never evolve.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders less the DeNunzios' and Moody acquired their respective Shares in bona fide private placement transactions pursuant to an exemption from registration under Regulation D 506. The DeNunzios' and Moody acquired their Shares through an exemption from registration under Section 4(2) of the Securities Act.

Factor 3: The Selling Shareholders' Relationship to the Company

The Company's understanding is that Selling Stockholders less the DeNunzios' and Moody are comprised of individual investors. None of these Selling Stockholders has any representative on the Company's board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders' or similar agreement.

The Company's understanding is that Selling Stockholders, the DeNunzios' and Moody are private individual investors. Mr. Thomas DeNunzio has his son Jeffrey DeNunzio on the Company's board of directors, but Mr. Thomas DeNunzio does not have any special contractual rights as stockholder of the Company under any stockholders' or similar agreement notwithstanding his demand registration rights.

Factor 4: The Amount of Shares Involved As of October 10, 2014, the Company had 348,890,000 shares of Common Stock outstanding.

The Shares being registered for resale under the Registration Statement include shares held by 36 separate stockholders. The (i) 14,880,000 Initial Shares issued to the Selling Stockholders in August, 2009 and (ii) 334,008,000 Shares issued to Mr. DeNunzio on August 18, 2014 of which we are registering 119,118,000 and (iii) 2,000 shares issued each to our director Mr. Jeffrey DeNunzio and our secretary Mr. Paul Moody. This collectively represents approximately 38% of the Company's outstanding shares as of October 10, 2014. The Selling Stockholder with the largest number of shares to be registered in the Registration Statement, Mr. Thomas DeNunzio, beneficially owns 334,008,000 shares of Common Stock, representing approximately 96% of the Common Stock outstanding as of October 10, 2014. Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, "A controlling person of an issuer owns a 73% block. That person will sell the block in a registered "at-the-market" equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)." The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder's ownership percentage in the issuer is controlling. Moreover, the Shares covered by the Registration Statement consist of shares held by 36 separate Selling Stockholders, and not by one large Selling Stockholder.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities The Selling Stockholders are comprised of private individual investors.

None of the selling stockholders are affiliates of a broker-dealer and that none of the Selling Stockholders is a broker-dealer. The Company has no relationship with such broker-dealer affiliate of such Selling Stockholder, and such affiliate was not involved in the negotiation of the share purchase agreement. To the Company's knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders' ability to resell the shares. The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders less the DeNunzios' and Moody acquired the Initial Shares years ago, each in a bona fide private placement transaction in which they made the typical investment and private placement representations to the Company. The issuance of Shares to Mr. Thomas DeNunzio and the issuance of Shares to Mr. Jeffrey DeNunzio and Mr. Paul Moody was exempt from registration under Section 4(2) of the Securities Act. All of the selling stockholders borne the full economic risk of ownership of their Shares, and likely will continue to do so for a significant period of time given there is no public market in the shares. To the Company's knowledge, the Selling Stockholders are comprised of 36 individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Plan of Distribution, page 22

Shares Offered by the Selling Stockholders, page 22

20. Your disclosure under this heading indicates that you are not aware of existing arrangements relating to the sale and distribution of the shares; however, other disclosures throughout the filing suggest the existence of arrangements. In this regard, we note your disclosures on pages 3, 7 and 22 indicate that the shares will be offered on a “best efforts basis” and that that there is a defined offering period and an established closing date. Additionally your disclosure on page 20 suggests that there will be an escrow agent appointed in the future and your disclosure on page 22 indicates that there is a subscription agreement. Accordingly, please advise us as to whether there is a plan of distribution for the securities and revise your disclosure accordingly. Also, please file as an exhibit the subscription agreement that you reference on page 22.

COMPANY RESPONSE

There is a Plan of Distribution for the securities as stated on what is now page 19. This offering is strictly a resale offering by the existing shareholders therefore we have not added a subscription agreement. There will also not be an escrow agent. The section has been amended accordingly. For more clarification please refer to our response to comment 21.

Shares Offered by the Company, page 22

21. Please revise to explain which shares are “offered by the Company” in this “self-underwritten” offering and which securities Mr. Jeffrey DeNunzio is “offering on (y)our behalf.” In this regard, it is unclear whether the Company plans to issue new shares, but has not reflected these shares elsewhere in the prospectus, or whether you are referring to all or a portion of the 134 million shares currently reflected in the Selling Shareholders section. To the extent that you are referring to any of the shares reflected in the Selling Shareholders section, please explain to us why you believe that the Rule 3a4-1 safe harbor would cover Mr. Jeffrey DeNunzio’s selling activities.

COMPANY RESPONSE

There are no shares being offered by the Company. No new shares are intended to be issued at this point. This was a clerical error and the section has been deleted altogether that related to “Shares Offered by the Company”. See what is now page 19.

Description of Securities, page 23

22. We note that section 7 of your bylaws establishes one vote per share on page 26. We also note that Article X permits your board of directors to amend the bylaws. Please tell us whether the board can change the voting power of the common shares without shareholder approval.

COMPANY RESPONSE

Yes, our board can change the voting power of the common shares without shareholder approval.

Patents and Trademarks, page 24

23. We note your disclosures concerning provisional patent applications. If you do not yet have rights to any granted patents, please revise your references “patent rights” to remove the implication that you do.

COMPANY RESPONSE

We have amended “Patents and Trademarks” to now read: We currently do not own any rights to utility patents but have filed provisional patents for two technologies

24. Please disclose the patent application numbers, identify when the utility patent applications must be filed in order to preserve the date established by the applications, and indicate whether these two applications are substantially similar to the 2009 applications that you described in the Form S-1 filed in 2010. If they are substantially similar, please disclose whether the prior patent applications lapsed or received a disposition. Also, please tell us who wrote the 2009 applications and who wrote the 2014 applications. To the extent that your former CEO or someone else who is no longer employed with the company wrote the applications, please tell us whether you have the expertise to file the utility patent applications. Also, disclose whether you have sufficient funding to file the utility patent applications within the required timeframes.

COMPANY RESPONSE

We have added the following on what is now page 22: The patent application numbers for our current provisional patents are 62000682 for our None Invasive Glucose Level Tester and 62000698 for our Thermal Detection of Intravenous Infiltration. Both of our current provisional patents were filed on May 20, 2014 by Andrew Befumo, an attorney experienced with patents. It should be noted that Mr. Befumo filed the patents in order to make the Company more appealing for sale to our Company’s current owner, Tom DeNunzio. This was a courtesy on behalf of Mr. Befumo and had no bearing on any terms of the agreement regarding the sale of the Company to Mr. Thomas DeNunzio on April 29, 2014.

Our prior provisional patents filed in 2009 were also filed by Andrew Befumo for the same inventions.

Provisional patents are effective for 12 months which allows for a 12 month window for utility patents to be subsequently filed on behalf of the initial provisional patents. Previously in 2009 when provisional patents were first filed for the Company’s two inventions, utility patents were not filed following the 12 months thereafter.

The costs to file utility patents, according to the United States Patent and Trademarks Office, is no more than $500 for a basic electronic filing. Filing a utility patent however, is something we do not have the expertise in carrying out especially in a manner that increases our chances of it being accepted. We will likely have to hire counsel such as Mr. Befumo to assist with filing utility patents should the Company have funds to do so. We would estimate these total costs to be an additional five to ten thousand dollars on top of the filing fees for the utility patents. We are unsure of whether or not the company will have sufficient funds to file these utility patents for our provisional patents filed May 20, 2014.

Directors and Executive Officers, page 25

25. With respect to Jeffrey DeNunzio, please reconcile your disclosure concerning the April 29, 2014 date of formation and your disclosures on page 14. Please revise to explain in greater detail Mr. DeNunzio’s experience as a research specialist for Z Holdings Group. In this regard, what type of research did he perform on behalf of the employer?

COMPANY RESPONSE

On what was page 14 (now page 11) in respect to Jeffrey DeNunzio the following disclosure is already present:

On April 29, 2014 Ms. Diane L. Harder sold all of her shares, which totaled 20,008,000 to Mr. Thomas DeNunzio. Simultaneously, and in conjunction with the change in control of the registrant, Mr. Jeffrey DeNunzio was appointed as the Company’s new CEO, President and Director with Ms. Diane L. Harder stepping down from such positions.

It seems the inconsistency alluded to was the fact that it stated in the section “Directors and Executive Officers” that

Jeffrey DeNunzio, age 23, has acted as CEO, Treasurer and Director for the Company since it its formation…

This has been amended to: Jeffrey DeNunzio, age 23, has acted as CEO, Treasurer and Director for the Company since it changed ownership April 29, 2014.

We have also added the following to Directors and Executive Officers (Regarding Z Holdings, Group): Mr. DeNunzio’s research was with the purpose of finding potential target acquisitions on behalf of the Company and researching out the requirements to stay SEC Reporting.

26. We note your disclosure on pages 25 and 26 concerning the lack of involvement in legal proceedings by your officers and directors. Please confirm to us that you also have considered your disclosure obligations with respect to any promoters or control persons as required by Regulation S-K, Item 401(g).

COMPANY RESPONSE

We have considered our disclosure obligations with respect to any promoters or control persons. Currently at this time we do not have any promoters but do have a control person. We have amended the section to include control persons.

Additionally the following sentence was added: We have no promoters therefore it is not applicable to mention whether or not any of our promoters have been involved with any of the above legal proceedings.

Exhibits

27. We note your disclosures on page 27. Please file as an exhibit the July 2009 assignment agreement between your former President and Director and the company for the rights to the two inventions.

COMPANY RESPONSE

We have included an exhibit for the July 2009 assignment agreement between our former President and Director and the Company for the rights to the two inventions. It is included as exhibit 10.1

Exhibit 5.1

28. For registration statements that register the resale of shares that are already outstanding, the legality opinion should recognize that these securities are already outstanding and fully paid. In these situations, the opinion should state that the shares “are” – and not “will be” – legally issued, fully paid and non-assessable. Please have counsel refer to section Staff Legal Bulletin II.B.2.h and revise the opinion accordingly, or advise.

COMPANY RESPONSE

The opinion letter has been amended appropriately.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 15, 2014

/s/ Jeffrey DeNunzio

President & CEO